Exhibit 99.2

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (this “Agreement”) is made and entered into as of February 10, 2023, by and among Frank Maylett (“Service Provider”) and Instructure, Inc. (the “Company”). Service Provider and the Company are referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Company desires to secure the services of Service Provider in the capacity of a consultant to Company as set forth herein, and Service Provider agrees to provide such services to Company as a consultant

.

NOW, THEREFORE, the Parties agree as follows:

1.
Consulting Agreement. In further consideration of Service Provider’s agreements set forth herein, Company shall engage Service Provider as a consultant on the following terms.
(a)
Term. The consulting relationship will commence on February 15, 2023 and will continue for a period of 5 months following thereafter (the “Consulting Term”).

(b)
Services. Company agrees to engage Service Provider, and Service Provider accepts engagement, as a consultant for the Company to provide the services as requested, from time to time, by the Company’s President and Chief Operating Officer (the “Services”).

(c)
Services Consideration. Notwithstanding anything set forth in the Release Agreement between the Company and Service Provider, date [DATE], in exchange for the provision of the Services during the Consulting Term, the equity grants of restricted stock units of Instructure Holdings, Inc. held by Service Provider as of February 1, 2023 shall vest in accordance with their vesting schedules on March 1, 2023 and June 1, 2023 (the “Services Consideration”). The Services Consideration shall be the only consideration paid for the Services rendered pursuant to this Agreement.

(d)
Independent Contractor Relationship. Service Provider will provide the Services as an independent contractor (and nothing in this Agreement shall be construed to create any association, partnership, joint venture, employee, or agency relationship between Service Provider and the Company for any purpose). Service Provider shall control the means by which Service Provider performs the Services, including but not limited to the time and place Service Provider performs the Services. Except as explicitly otherwise provided in this Agreement, Service Provider shall be entitled to be employed or retained by other persons or entities (provided that such employment or retention is not in conflict with the provision of the Services or any existing restrictive covenant agreement between Service Provider and the Company Parties). Service Provider shall not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing or retirement benefits, or any other fringe benefits or benefit plans,

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including but not limited to bonus, offered by the Company to their employees, other than the equity plan pursuant to which the Services Fee shall vest. Service Provider will have no responsibilities or authority as a consultant to the Company other than as provided above. Service Provider will have no authority to bind the Company to any contractual obligations, whether written, oral or implied, except with the written authorization of the Company. Service Provider agrees not to represent or purport to represent the Company Parties in any manner whatsoever to any third party unless authorized by Company, in writing, to do so.

(e)
Taxes. The Company will report the Fees on an IRS Form 1099-MISC, and Service Provider shall be solely responsible for all federal, state, and local taxes arising therefrom, and the Company will not be responsible for withholding or paying any income, payroll, Social Security, or other federal, state, or local taxes, making any insurance contributions, including for unemployment or disability, or obtaining workers’ compensation insurance on Service Provider’s behalf. Service Provider shall be responsible for, and shall indemnify the Company against, all such taxes or contributions, including penalties and interest, associated with the Fees.

2.
Service Provider’s Continuing Obligations.
(a)
Service Provider will not (except as expressly authorized by the Company) use, disclose or divulge, furnish or make accessible to anyone, directly or indirectly, any Protected Information at any time. “Protected Information” means any and all non-public, trade secret, confidential and/or proprietary information regarding the Company Parties; provided, however, that Protected Information shall not include: (i) information that becomes generally known to the public without violation of this Agreement or any other confidentiality obligation, or (ii) information that is disclosed to Service Provider by another party who is under no obligation of secrecy and has a bona fide right to disclose the information. Service Provider represents and warrants that Service Provider has not previously (except in furtherance of Service Provider’s work for the Company Parties) used, disclosed or divulged, furnished or made accessible to anyone, directly or indirectly, any Protected Information. Service Provider further agrees that this Agreement is confidential and agrees not to disclose any information regarding the terms of this Agreement, except to Service Provider’s immediate family and any tax advisors or legal counsel Service Provider has consulted regarding the meaning or effect hereof or as required by law, and Service Provider will instruct each of the foregoing not to disclose the same to anyone.

(b)
Service Provider understands and acknowledges that the restrictive covenants in this Section 2 are reasonable and necessary to protect the Company Parties’ legitimate business interests in the Protected Information and their goodwill.

(c)
The obligations in this Section 2 are in addition to any obligations Service Provider has under any written nondisclosure, confidentiality, intellectual property, or restrictive covenant agreement entered into by Service Provider with any of the Company Parties.

3.
Consultation; Voluntary Agreement. Service Provider acknowledges that Service Provider is advised to consult with an attorney prior to executing this Agreement. Service Provider has carefully read and fully understands all of the provisions of this Agreement. Service Provider is entering into this Agreement, knowingly, freely and voluntarily in exchange for good and valuable consideration to which Service Provider would not be entitled.

4.
Savings Clause. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable, this Agreement shall be enforceable as closely as possible to its original intent.

5.
Injunctive Relief.

(a)
Service Provider agrees that the Company would suffer irreparable harm and continuing damage for which money damages would be insufficient if Service Provider was to breach or threaten to breach Section 2(a)of this Agreement. Service Provider agrees that the Company would by reason of such breach, or threatened breach, be entitled to an injunction, a decree for specific performance, other equitable relief in a court of appropriate jurisdiction, and all other relief as may be proper (including money damages if appropriate), to the extent permitted by law, without the need to post any bond. This Section 5(a) shall not, however, diminish the right of the Company to claim and recover damages and other appropriate relief in addition to injunctive relief.

6.
Governing Law; Dispute Resolution; Jury Trial Wavier. This Agreement will be governed, construed and interpreted under the laws of State of Utah, without regard to the application of any choice-of-law rules that would result in the application of another state’s laws. The Parties hereby consent to exclusive jurisdiction and venue for any disputes under this Agreement in the state and local courts located in Utah, as well as any courts having appellate jurisdiction over such courts. THE PARTIES IRREVOCABLY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR OTHERWISE RELATED TO SERVICE PROVIDER’S EMPLOYMENT OR ENGAGEMENT WITH THE COMPANY.

7.
Each Party the Drafter. This Agreement, and the provisions contained in it, shall not be construed or interpreted for, or against, any party to this Agreement because that party drafted or caused that party’s legal representatives to draft any of its provisions.

8.
Assignment; Third-Party Beneficiaries. This Agreement is personal to Service Provider and may not be assigned by Service Provider. This Agreement is binding on, and will inure to the benefit of the Company Parties. Each of the Company Parties is expressly intended to be third-party beneficiaries of this Agreement, and the terms of this Agreement may be enforced by each of them.

9.
Entire Agreement; No Oral Modifications; Counterparts. This Agreement sets forth the Parties’ entire agreement with respect to the subject matter and shall supersede all prior and contemporaneous communications, agreements and understandings, written or oral, with respect hereto and thereto (for the avoidance of doubt, any nondisclosure, confidentiality, intellectual property, or restrictive covenant agreement entered into by Service Provider remain in effect in accordance with their terms). This Agreement may not be modified or amended unless mutually agreed to in writing by the parties. Any waiver of a breach of this Agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable to the fullest extent permitted by law, consistent with the intent of the Parties. This Agreement may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument. A faxed, .pdf-ed or electronic signature shall operate the same as an original signature.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of date first written above.

COMPANY:	SERVICE PROVIDER:

By: Matt Kaminer	Frank Maylett
Its: Chief Legal Officer